UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BEASLEY BROADCAST GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

074014101

(CUSIP Number)

Caroline Beasley

3033 Riviera Drive, Suite 200

Naples, FL 34103

(239) 263-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 074014101	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Caroline Beasley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,228,372
	8	SHARED VOTING POWER 448,915
	9	SOLE DISPOSITIVE POWER 1,228,372
	10	SHARED DISPOSITIVE POWER 448,915
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,677,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 074014101	13D	Page 3 of 6 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed by Caroline Beasley (the “Reporting Person”), with the United States Securities and Exchange Commission (the “SEC”) on December 9, 2010 (the “Schedule 13D”), relating to the Class A Common Stock, par value $.001 per share (the “Common Stock”), of Beasley Broadcast Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Investor Rights Agreement

On November 1, 2016, the Reporting Person, the Issuer and certain other holders of the Issuer’s Class A Common Stock entered in to an Investor Rights Agreement (the “Investor Rights Agreement”) as a condition of the Agreement and Plan of Merger dated as of July 19, 2016, by and among the Issuer and certain additional parties (the “Merger Agreement”). Pursuant to the terms of the Investor Rights Agreement, for so long as the stockholders of Greater Media receiving shares of Common Stock pursuant to the Merger Agreement (such shares, the “Merger Shares”) collectively hold at least 75% of the Merger Shares, such stockholders will have the right to designate one director to the Issuer’s board of directors, and the Reporting Person and her family members who are parties to the Investor Rights Agreement have agreed to vote or give written consent in favor of such designee.

The foregoing description of the Investor Rights Agreement, does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement which is attached hereto as Exhibit 1 and incorporated herein by reference.

General

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Except as set forth above, the Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 074014101	13D	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date hereof, the aggregate number of shares and percentage of Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof based on 12,112,142 shares of Common Stock outstanding as of November 1, 2016 and assuming the conversion on a one-for-one basis of each share of Class B Common Stock of the Issuer held by the Reporting Person.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Caroline Beasley	1,677,287	12.3%	1,228,372	448,915	1,228,372	448,915

The Reporting Person beneficially owns 1,677,287 shares of the Issuer’s Common Stock, which includes: (i) 448,915 shares of Class B Common Stock, which are convertible into shares of Common Stock on a one-for-one basis at the option of the holder at any time, held by the George G. Beasley Trust f/b/o Barbara Caroline Beasley u/a/d 12/9/08, of which the Reporting Person is the trustee; (ii) 553,276 shares of Class shares of Class B Common Stock held by the Barbara Caroline Beasley Revocable Trust, dated April 14, 1998, as amended, of which the Reporting Person is the trustee; (iii) 167,832 shares of Class A Common Stock held of record by the Reporting Person; (iv) 11,500 shares of Class A Common Stock held of record by the Reporting Person’s children which are beneficially owned by the Reporting Person; and (v) 448,915 shares of Class B Common Stock held by the George Beasley Estate Reduction Trust, of which the Reporting Person is a co-trustee.

(c)	None.

(d)	None.

(e)	Not Applicable.

CUSIP No. 074014101	13D	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Investor Rights Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated as follows:

Exhibit Number	Description

1	Investor Right Agreement dated November 1, 2016 between the Issuer, certain stockholders affiliated with the Beasley family and the Greater Media stockholders who received Merger Shares (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 4, 2016)

CUSIP No. 074014101	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2016

/s/ Caroline Beasley
Caroline Beasley